[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

July 2, 2020

VIA EDGAR CORRESPONDENCE

Ryan Sutcliffe

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                               Nuveen Investment Funds, Inc.

                                               File Nos. 033-16905 and 811-05309

Dear Mr. Sutcliffe:

This letter responds to your comments given during a telephone conversation with our office on June 30, 2020, regarding the response letter that was filed on June 29, 2020. Both response letters relate to the registration statement filed on Form N-1A for Nuveen Investment Funds, Inc. (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on May 8, 2020, which relates to Nuveen Credit Income Fund (the “Fund”), a series of the Trust. The prospectus for the Fund will be revised in response to your comments; please see Appendix A to this response letter to see the changed disclosure.

PROSPECTUS

COMMENT 1 — FUND SUMMARY — PRINCIPAL RISKS

We are reissuing the comment regarding the principal risks appearing in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08 on improving principal risks disclosure.

RESPONSE TO COMMENT 1

Management continues to believe that listing the principal risk disclosures alphabetically facilitates an investor’s ability to find and compare risks against the risks of other funds and also eliminates any subjective arguments as to the importance of certain risk disclosures. Investors are notified of this rationale in the introductory paragraph. As such, management respectfully declines to make the requested revision.

COMMENT 2 — FUND SUMMARY — PRINCIPAL RISKS

Please confirm supplementally whether the securities underlying the ETFs are traded outside of a collateralized settlement system. If applicable, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis. Please also disclose that the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participants steps forward to do so, there may be significantly diminished trading of the ETF’s shares. In addition, please note that this could in turn lead to differences of the market prices of the ETF’s shares and the underlying value of those shares.

RESPONSE TO COMMENT 2

In general, the securities underlying the ETFs will be traded on a collateralized settlement system, however, the Fund does not select or exclude ETFs based upon this criterion. In light of the limited intended exposure to ETFs, currently less than 5% of the portfolio, management believes that disclosure about trading outside of a collateralized settlement system would overemphasize the nature of the risk as compared to risk disclosures concerning other asset classes, which will represent a far greater percentage of the Portfolio’s assets than ETFs. Consequently, management respectfully declines to add the requested disclosures.

COMMENT 3 — FUND SUMMARY — PRINCIPAL RISKS

Please disclose that where all or a portion of the ETF’s underlying securities trade in a market that is closed, when the market in which the ETF’s shares are listed and trading and that market is open, there may be changes between that last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this could in turn lead to differences of the market price of the ETF’s shares and the underlying value of those shares.

COMMENT 4 — FUND SUMMARY — PRINCIPAL RISKS

Please disclose that in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

COMMENT 5 — FUND SUMMARY — PRINCIPAL RISKS

Please disclose that purchases and redemptions of creation units primarily with cash rather than through in-kind delivery of portfolio securities may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF and thus decrease the ETF’s net asset value to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

RESPONSE TO COMMENTS 3, 4 AND 5

In response to comments 3, 4 and 5, it is intended the the Fund will revise the ETF risk disclosure under the “What the Risks Are – ETF risk” section as follows:

ETF risk: Like any fund, an ETF is subject to the risks of the underlying securities that it holds. In addition, investments in ETFs present certain risks that do not apply to investments in traditional mutual funds. For index-based ETFs, while such ETFs seek to achieve the same returns as a particular market index, the performance of an ETF may diverge from the performance of such index (commonly known as tracking error). ETFs are subject to fees and expenses (like management fees and operating expenses) and the Fund will indirectly bear its proportionate share of any such fees and expenses paid by the ETFs in which it invests. Moreover, ETF shares may trade at a premium or discount to their net asset value. As ETFs trade on an exchange, they are subject to the risks of any exchange-traded instrument, including: (i) an active trading market for its shares may not develop or be maintained, (ii) market makers or authorized participants may decide to reduce their role or step away from these activities in times of market stress, (iii) trading of its shares may be halted by the exchange, (iv) the difference between the bid and ask spread of a given ETF may negatively affect the value the Fund may receive upon sale of that ETF, and (v) its shares may be delisted from the exchange.

Management believes that this revised disclosure is sufficient and appropriate given the limited intended investment in ETFs and that any additional disclosure would overemphasize the nature of the risk as compared to risk disclosures concerning other asset classes, which will represent a far greater percentage of the Portfolio’s assets than ETFs.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 6 — FINANCIAL STATEMENTS

We note that the Fund’s annual and semi-annual reports are incorporated by reference into the statement of additional information. Rule 411 under the Securities Act of 1933, as amended, and Rule 0-4 under the Investment Company Act of 1940, as amended, require the hyperlinking of both exhibits and other information incorporated by reference into a registration statement if they are publicly available on EDGAR.

RESPONSE TO COMMENT 6

Both the annual and semi-annual reports will be hyperlinked in the 485(b) filing for the Fund.

SIGNATURES

COMMENT 7

We note that the powers of attorney authorizing certain individuals to sign on behalf of the directors are incorporated by reference. Rule 411 under the Securities Act of 1933, as amended, and Rule 0-4 under the Investment Company Act of 1940, as amended, require the hyperlinking of these documents and other information incorporated by reference into a registration statement if they are publicly available on EDGAR.

RESPONSE TO COMMENT 7

The powers of attorney will be hyperlinked in the 485(b) filing for the Fund.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren